UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF JULY 2017

COMMISSION FILE NUMBER: 001-34477

FINCERA INC.

 (Translation of registrant’s name into English)

27/F Kai Yuan Tower, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

          n/a

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual Meeting of Shareholders and Proxy Statement of Fincera Inc. (the “Company”) relating to the Company’s 2017 Annual Meeting of Shareholders. The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Where to Find Additional Information

Shareholders are urged to carefully read the Proxy Statement because it contains important information about the Company and the 2017 Annual Meeting of Shareholders. Copies of the Proxy Statement and other documents of the Company furnished to or filed with the SEC are available at the website maintained by the SEC at http://www.sec.gov. Copies of such filings also may be obtained without charge at the Company’s website at http://fincera.net or by directing a request to Fincera Inc., 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

Exhibits.

Exhibit Number	Description
99.1	Proxy Statement and Notice of Annual Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINCERA INC.

By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Financial Officer

Dated: July 26, 2017

Exhibit Index.

Exhibit Number	Description
99.1	Proxy Statement and Notice of Annual Meeting of Shareholders